Room 4561
				July 20, 2005



Mr. Dennis H. Bunt
Chief Financial Officer
Authentidate Holding Corp.
2165 Technology Drive
Schenectady, NY 12308

RE:	Authentidate Holding Corp.
	Form 10-K for Fiscal Year Ended June 30, 2004
		Form 10-Q for the Fiscal Quarter Ended March 31, 2005
		File No. 000-20190


Dear Mr. Bunt:

      We have reviewed your response letter dated June 30, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended June 30, 2004

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition and Warranty Provisions, page F-10

1. We have read your response to prior comment number 1 and note that customers can purchase separate support and maintenance for your DocStar software products. We further note that you do not believe a support arrangement and the related DocStar software license represent separate elements of a single multiple-element arrangement.
Please clarify for us the basis for your belief. As part of your response, tell us how you considered the guidance in AICPA Technical
Practice Aid 5100.39.

2. We have considered your responses to prior comment numbers 2 and 5 and it remains unclear as to why you believe that your Trac Med arrangements are subject to SOP 97-2. Please explain to us how you considered paragraph 2 and footnote 2 of SOP 97-2 in determining that these arrangements involve the selling or licensing software. In addition, explain to us how you considered EITF 00-3 that provides guidance regarding whether your customers are purchasing software or merely a right to use your software.

3. We have read your response to prior comment number 3 and note that certain Trac Med arrangements may include professional services such as custom programming. You indicate that you recognize revenue related to these services upon delivery and acceptance by the customer. Please explain to us how you were able to conclude that these services can be accounted for separately from the ongoing service. As part of your response, provide reference to the applicable accounting literature that you relied on in arriving at your conclusion.

4. We have read your response to prior comment number 5.   Your
response does not appear to explain why you have not provided the disclosures referred to in the comment or specifically address how you considered the disclosure requirements of paragraph 12 of APB No.
22 as it relates to your revenue recognition policy. Please provide an expanded response to prior comment number 5 that addresses these issues.

Note 18.  Private Debt Offerings, page F-28

5. We have read your response to prior comment number 8. Based on this response, it does not appear that you allocated the proceeds of the transactions based on the relative fair value method in accordance with paragraph 16 of APB 14. Rather, it appears that you determined the fair value of the warrants and then allocated the residual proceeds to the debt. Please tell us how your accounting complies with paragraph 16 and explain to us how you determined the fair value of the stock used in your current calculations.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Consolidated Financial Statements

Note 8.  Marketable Securities, page 10

6. We have read your response to prior comment number 13. Due to the quantitative materiality and the fact that your auction rate securities do not meet the definition of cash equivalents under paragraphs 8 and 9 of SFAS 95, please amend your fiscal 2004 Form 10-
K. In this amendment, you should correct each historical balance sheet and statement of cash flows affected and the correction may be characterized as a reclassification. The amendment should also include the following:
* Footnote disclosure explaining why the reclassification was made (i.e., to comply with SFAS 95) and clearly describing the impact on the financial statements;
* Disclosure regarding this reclassification under Items 307 and 308(c) of Regulation S-K. If you determine that disclosure is not necessary, explain to us why; and
* Footnote disclosure explaining the basis for the current or non-current classification of the securities in accordance with paragraph
17 of SFAS 115 and Chapter 3A of ARB 43.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates - Judgments and
Estimates,
page 17

7. Your response to prior comment number 12 indicates that you will expand your disclosures of Critical Accounting Policies and Estimates in future filings. Please tell us how you expect to expand these disclosures.

Item 4.  Controls and Procedures, page 26

8. We have read your response to prior comment number 15. Please explain to us any changes you made to your disclosure controls and procedures to remedy the concerns noted in the letter sent to your Board of Directors by your Chief Financial Officer on April 15, 2005.
In addition, explain to us how you were able to conclude that your disclosure controls and procedures were effective prior to making these changes, or as of March 31, 2005.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Very truly yours,



      Brad Skinner
							Accounting Branch Chief
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Mr. Dennis H. Bunt
Authentidate Holding Corp.
July 20, 2005
Page 4